Exhibit 5.6

CONSENT OF CARL MICHAUD

Reference is made to the Registration Statement on Form F-10 and the documents incorporated by reference therein (the “Registration Statement”) of Goldcorp Inc. (the “Company”), and any amendments thereto, to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933, as amended.

I hereby consent to the inclusion and incorporation by reference in the Registration Statement of the Company, including any amendments thereto and any documents incorporated by reference therein, of references to and information derived from the technical report that has an effective date of January 26, 2012, entitled “Éléonore Gold Project Quebec, Canada NI 43-101 Technical Report” (the “Éléonore Report”). I also consent to the reference to my name and to my involvement in the preparation of the Éléonore Report in the Registration Statement.

Date: March 1, 2013

/s/ Carl Michaud
Name:	Carl Michaud, Eng.